FORM 5
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/ /  Check this            OMB APPROVAL
  box if no longer     OMB Number 3235-0362
  subject to Section   Expires:  April 30,
  16.  Form 4 or       1997
  Form 5 obligations   Estimated average
  may continue.        burden hours per
  See Instruction      response.1.0
  1(b)

Filed pursuant to Section16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940

1.   NAME AND ADDRESS OF REPORTING PERSON

  Graff, Douglas J.
  McWhorter Technologies, Inc.
  400 East Cottage Place
  Carpentersville, IL 60110

2.   ISSUER NAME AND TICKER OR TRADING SYMBOL

  McWhorter Technologies, Inc.  (MWT)

3.   IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON   (Voluntary)

4.   STATEMENT FOR MONTH/YEAR

  October 1998

5.   IF AMENDMENT, DATE OF ORIGINAL (month/year)

6.   RELATIONSHIP OF REPORTING PERSON TO ISSUER (Check all applicable)

   ___ Director                            ____10% Owner

   _X__Officer    (give title below)       ____Other
(specify below)

  Vice President, Composite Polymers


TABLE I -  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED

1.   TITLE OF SECURITY:
  Common Stock
  Common Stock
  Common Stock
  Common Stock

2.   TRANSACTION DATE:
  Common Stock --
  Common Stock --
  Common Stock --
  Common Stock 2/18/98

3.   TRANSACTION CODE:
  Common Stock --
  Common Stock A (2)
  Common Stock A (2)
  Common Stock A (3)

4.   SECURITIES ACQUIRED (A) OR DISPOSED OF (D):
  Common Stock --
  Common Stock --
  Common Stock --
  Common Stock 3,800     (A)  25.375

5.   AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF
  ISSUER'S FISCAL YEAR:
  Common Stock  2,004
  Common Stock    550
  Common Stock  1,902
  Common Stock  3,800

6.   OWNERSHIP FORM:  DIRECT (D) OR INDIRECT (I):
  Common Stock (I)
  Common Stock (I)
  Common Stock (I)
  Common Stock (D)

7.   NATURE OF INDIRECT BENEFICIAL OWNERSHIP:
  Common Stock --
  Common Stock McWhorter ESOP
  Common Stock McWhorter 401(k)
  Common Stock Restricted Stock


TABLE II -     DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICALLY
               OWNED (e.g., puts, calls, warrants, options, convertible securities)

1.   TITLE OF DERIVATIVE SECURITY:
  Stock Options (right to purchase)

2.   CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY:

3.   TRANSACTION DATE:

4.   TRANSACTION CODE:

5.   NUMBER OF DERIVATIVE SECURITIES ACQUIRED (A) OR DISPOSED OF (D):

6.   DATE EXERCISABLE AND EXPIRATION DATE:

7.   TITLE AND AMOUNT OF UNDERLYING SECURITIES:
  Common Stock

8.   PRICE OF DERIVATIVE SECURITY:

9.   NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF YEAR:
  27,640

10.  OWNERSHIP FORM OF DERIVATIVE SECURITY:  DIRECT (D) OR INDIRECT (I):
  (D)

11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP:

EXPLANATION OF RESPONSES:

(1) Granted under the McWhorter Technologies, Inc. 1996 Incentive Stock Plan. The option to become exercisable in five equal annual installments from date of grant.
(2) These shares were acquired pursuant to the McWhorter Technologies, Inc. ESOP Plan.
(3) Award of Restricted Stock pursuant to the McWhorter Technologies, Inc. 1996 Incentive Stock Plan in transaction exempt Rule 16b-3.



  /s/ Susannah Riley                 12/14/98
** Signature of Reporting Person       Date
 for Douglas J. Graff

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be
manually signed.  If space              provided is
insufficient, See Instruction 6 for procedure.

(Transmittal filing to Edgar on 12/15/98 failed.  Resubmitted 12/16/98.)